BEIJING BRUSSELS CENTURY CITY HONG KONG LONDON LOS ANGELES NEWPORT BEACH	Times Square Tower 7 Times Square New York, New York 10036 TELEPHONE (212) 326-2000 FACSIMILE (212) 326-2061 www.omm.com	SAN FRANCISCO SHANGHAI SILICON VALLEY SINGAPORE TOKYO WASHINGTON, D.C.

October 15, 2010 BY EDGAR AND BY FEDERAL EXPRESS	OUR FILE NUMBER 357,514-006 WRITER’S DIRECT DIAL (212) 326-2108 WRITER’S E-MAIL ADDRESS mthurmond@omm.com

Ms. Amanda Ravitz

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3561

Re:	Harrah’s Entertainment, Inc.
Registration Statement on Form S-1
Filed August 12, 2010
File No. 333-168789

Dear Ms. Ravitz:

On behalf of Harrah’s Entertainment, Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 24, 2010 (the “Comment Letter”), regarding the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 1. Page references in the text of this letter correspond to pages and captions in Amendment No. 1.

Securities and Exchange Commission

October 15, 2010

Security Ownership of Certain Beneficial Owners and Management, page 147

1.	Please revise the table to reflect beneficial ownership as of the most recent practicable date. Refer to Item 403(a) of Regulation S-K.

Response:

The table on page 150 has been updated to reflect the beneficial ownership as of the most recent practicable date.

Selling Stockholders, page 149

2.	Please revise to state that the selling stockholders “may be deemed underwriters.”

Response:

The disclosure on page 152 has been revised in response to the Staff’s comment.

****

The Company hereby acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its responsibility for the adequacy and accuracy of the disclosure in such filing, and (iii) the Company may not assert the Staff’s comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the Registration Statement or the responses contained in this letter, please call me at (212) 326-2108.

Sincerely,

/s/ Monica K. Thurmond

Monica K. Thurmond of O’Melveny & Myers LLP

cc:	Michael D. Cohen, Esq.
Vice President and Corporate Secretary
Harrah’s Entertainment, Inc.